CMA Multi-State Municipal Series Trust
Series Number: 13
File Number: 811-5011
CIK Number: 810598
CMA Arizona Municipal Money Fund
For the Year Ending: 03/31/2004

Pursuant to Exemptive Order Release No. IC-18748 dated June 12, 1992, the following schedule enumerates the transactions with Merrill Lynch, Pierce, Fenner, & Smith Inc., for the year ended March 31, 2004.

Sales (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

10/9/2003	$2,500	Mesa Ariz Indl Dev Auth	0.91%	01/01/2029
10/14/2003	1,700	Puerto Rico Commonwealth	0.81	12/01/2015
10/30/2003	1,600	Mesa Ariz Indl Dev Auth	1.01	01/01/2029
01/23/2004	1,555	Mesa Ariz Indl Dev Auth	0.90	01/01/2029
01/30/2004	1,655	Mesa Ariz Indl Dev Auth	0.97	01/01/2029
02/27/2004	2,600	Puerto Rico Commonwealth	0.89	12/01/2015
03/03/2004	9,900	Puerto Rico Commonwealth	0.81	12/01/2015
03/30/2004	920	Mesa Ariz Indl Dev Auth	1.05	01/01/2029